UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-42716

Cantor Equity Partners III, Inc.

(Exact name of registrant as specified in its charter)

110 East 59th Street, New York, NY, 10022

(212) 938-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A ordinary shares, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*	Effective as of May 15, 2026, Cantor Equity Partners III, Inc., a Cayman Islands exempted company (“CAEP”), consummated the previously announced business combination (the “Business Combination”) with AIR Limited, a private limited company incorporated under the laws of Jersey, AIR Global PLC, a public limited company organized under the laws of Jersey (formerly known as AIR Holdings Limited, a private limited company organized under the laws of Jersey) (“Pubco”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey. As part of the Business Combination transactions, CAEP merged with and into Cayman Merger Sub (the “Cayman Merger”) with CAEP surviving the Cayman Merger as a wholly-owned subsidiary of Pubco. This Form 15 relates solely to the reporting obligations of CAEP under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations of Pubco under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CANTOR EQUITY PARTNERS III, INC.

Date: June 1, 2026	By:	/s/ Mary-Ann Orr
	Name:	Mary-Ann Orr
	Title:	Director